Filed by Metal Management, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Metal Management, Inc.
(Commission File No. 001-33044)

FINAL TRANSCRIPT

Conference Call Transcript

Event Date/Time: Sep. 24. 2007 / 1:00PM ET

Final Transcript
CORPORATE PARTICIPANTS
Andrew Siegel
Metal Management, Inc. — Moderator
Daniel Dienst
Metal Management, Inc. — Chairman — President — CEO
CONFERENCE CALL PARTICIPANTS
Sal Tharani
Goldman Sachs — Analyst
John Rogers
D.A.Davidson — Analyst
Eric Prouty
Canaccord — Analyst
Larry Wagner
Bear Stearns — Analyst
Mark Parr
Keybanc Capital Markets — Analyst
Aldo Mazzaferro
Goldman Sachs — Analyst
PRESENTATION

Operator
Good day, ladies and gentlemen, and welcome to the Metal Management Announces Definitive Merger Agreement with Sims Group Limited. My name is Tanya, and I will be your coordinator for today. At this time all participants are in a listen-only mode. We will conduct a question-and-answer session towards the end of this conference. (OPERATOR INSTRUCTIONS) . As a reminder, this conference is being recorded for replay purposes.
I would now like to turn the presentation over to Mr. Andrew Siegel, Moderator of the call. Please proceed, sir.

Andrew Siegel - Metal Management, Inc. — Moderator
Thank you. Good day, ladies and gentlemen, and welcome to this Metal Management conference call. On the call today is Daniel Dienst, Chairman, President and Chief Executive Officer, and Robert Larry, Chief Financial Officer. If you haven’t received a copy of the press release issued this morning, you can find it on the Company’s website at www.mtlm.com.
Before we begin, let me remind you this call may contain forward-looking statements concerning the proposed merger, operating performance, or industry developments. Factors that could cause results to differ materially are described in a Safe Harbor section of Metal Management Inc. including in its annual report filed on Form 10-K for fiscal 2007 and in its press release issued this morning and filed with the SEC today.
I would now like to turn the call over to Mr. Dienst, Chairman, President and CEO. Sir, you may proceed.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
Thank you, operator. Good day and welcome to everyone who is listening on the call and on the webcast. We’re very excited to be able to discuss with you the transaction that we announced earlier today. If we don’t sound excited, please don’t take it the wrong way, it has been a couple of long nights and a couple of long months, but in no way does fatigue dampen the zeal we have for what we’re about to embark on. As you already know if you’re on this call our Board of Directors has unanimously approved a definitive agreement to combine with Sims Group, one of the

Final Transcript
world’s largest recycling companies. We believe this transaction will create the preeminent global metal recycling company to be called Sims Metal Management.
Before addressing this important milestone, I first want to note we’ve all been working on this transaction for quite a period of time. I have come to know and deeply respect my counter parts at Sims, and I am looking forward to working with them upon completion of this transaction. However, due to time zone differences, unfortunately, we’re not able to participate on each other’s investors calls this week. I know I speak for Jeremy Sutcliffe and everyone at Sims in expressing my excitement and confidence about the future prospects of our combined company. It is also my pleasure; however, to welcome all the Metal Management division presidents, business leaders and employees across the country who are listening. It is because of your focus and your dedication that we’ve reached this point today, poised to be a global recycling leader. This transaction marks the next phase of our great company’s growth. In just a few short years through the hard work and discipline, the men and women of Metal Management have transformed this Company into the domestic industry leader. From a financial perspective, we’ve generated 22 consecutive quarters of positive pre-tax income for our shareholders. Net sales have increased considerably from under 1 billion back in fiscal ‘03 to over 2.2 billion in fiscal ‘07. The markets have rewarded this solid performance and Metal Management shares have increased in value considerably over that period.
From an operational perspective, the performance of Metal Management’s employees has been nothing short of awesome. Outbound shipments have steadily increased, and Metal Management’s inventories have been rapidly turned allowing us to offset some of the volatility inherent in our markets. I want all Metal Management employees to know that the outstanding value delivered to our stock holders through this transaction is the direct result of your efforts. Today is a day to celebrate all that you have achieved but it is also a day for us to consider all that lies ahead.
Before I discuss our future plans, and all that we can achieve as a global company, let me first turn to today’s news and review some of the highlights of our announcement. For the benefit of those listening, we do have a slide show that’s been posted on our website and is available for those who want to page along as I go through some of my comments. Talk first about the transaction itself and you can find these at slides 3, 4 and 5, pages 3, 4, and 5 of the slide show, and I will hit the highlights and the high notes of the transaction. Under the terms of the agreement, Metal Management stock holders will receive 2.05 Sims ADSs or ADRs as they’re commonly referred to for each share of Metal Management’s stock. This exchange ratio implies a premium of approximately 18.2% over the closing price of Metal Management’s stock on Friday, September 21. Upon the closing of the transaction because of the relative valuations of two companies, Sims shareholders after the premium will own approximately 70% of the combined company and Metal Management shareholders will own 30% of the combined company. Sims is an Australian company for those of who you don’t know, and the combined company’s ordinary shares will continue to be listed on the ASX. Sims is an ASX 200 Company, I should note. Sims Metal Management ADRs will trade on the New York Stock Exchange, and those will be issue to current MM stock holders.
We will continue to domicile the business in Australia, but the headquarters will be here in New York with operations run out of Chicago. I will serve as the group, the combined company CEO, and Rob Larry, who you’ve come to know overtime will serve as the combined company group CFO. Jeremy Sutcliffe the current CEO of Sims and Russ Cunningham, the current CFO of Sims will both stay on and serve on the board as Executive Directors. Jeremy in particular will have a role as Chairman of Australia, the U.K., and Sims Recycling Solutions, and will assist me over the coming months and year to transition those responsibilities. We will have a twelve-member board. The current Chairman of Sims will continue to serve as Chairman of the Board and in addition to three Executive Directors, myself, Jeremy and Ross, who I specifically referred to earlier, the Board will have three non-Executive Directors from Sims, four non-Executive Directors from Metal Management, and two directors from Mitsui pursuant to their shareholder agreement. This is a very straight forward transaction, and we expect to close early in calendar 2008. The transaction is subject to regulatory approval, approval of the merger agreement by Metal Management’s share holders and other customary closing conditions, and there is some detail as I said on pages 3, 4 and 5 that talk about topping fees and things of that nature that you customarily see in a transaction like this.
With the highlights of the transaction itself hit, let’s talk about some of the sexier stuff, the strategic rationale of the business combination, and I direct you to slide 6 if you’re following along. We’re very excited about this transaction. First, for Metal Management stock holders, it delivers very compelling value. As I already noted, an 18.2% premium to our close on Friday, and in addition we expect over time to realize very real synergies. Because this is an all-stock transaction, shareholders of both companies, the Sims shareholders and the M shareholders will have the opportunity to benefit from these savings and from the upside inherent in the combination. We will be a very strong, well-capitalized company, and we will remain committed to returning capital to shareholders. I also want to discuss the important benefits for our many consumers and trading partners and customers in the U.S. around the globe as well, as for international capabilities, ones combined with Sims, we will have operations in over 200 locations on four continents. This strongly, strongly positions us to serve the global ferrous and non-ferrous consumers as well as capitalize on the many prospects prospects a global platform will afford us in terms of growth. Here in the U.S. our presence nicely complements Sims export focus businesses, so with our operations, their operations, there is very unique and nice balance in the operations that

Final Transcript
will be positioned here in the U.S., 19 states, bi-coastal, strong position in the Midwest, the south, and as many of you know, very strong position on the river system.
Another important quality that Sims brings is product diversification. Among its other industrial segments, we will continue to build on and embrace Sims’s world leading positions adds an E-recycler focused on end-of-life IT and electronic goods. They are far ahead of everybody else, and we’re going to learn a lot from them. In addition, with our new global footprint, we see further opportunities to capitalize on Sims’s strong trading operations around the world. They touch places we don’t touch, and vice versa, and putting our two businesses together, there is probably not a market that we can’t reach to benefit our shareholders. Leading the initiatives will be a combined management team that I allude to do earlier, that’s really been put together to maximize the benefits of this transaction for our respective shareholders. Finally, it is important to note that Metal Management, I think it is very important to note that Metal Management and Sims share a commitment to our shareholders as well as a culture of integrity, environmental responsibility, a commitment to the safety and health of our employees, and a decentralized and entrepreneurial operating structure. Really, really very similar and a really nice fit culturally.
If you turn to slide 7, again for those following, you’ll see that we are about to create the world’s largest scrap recycler. SMM, Sims Metal Management will be the largest publicly lifted metal recycler, and based upon recent valuations, we’ll have a market cap approaching $5 billion. If you look at the charts at the bottom of the page, merged market CAP and total tonnage are to be substantially enhanced upon consummation of the transaction. In addition, due to our strong financial profile we’ll have the capacity to expand as always in a very disciplined way. I think both companies have historically preceded that way, focused on both organic growth and value-enhancing acquisitions.
If you look at slide 8, this really illustrates what our global footprint looks like. As I said earlier, about 200 operations, trading, IT, and core metal ferrous and non-ferrous. If you flip over to slide 9, take a look at the North American footprint. As I spoke to earlier, really nice balance. We bring a West Coast to the M footprint that wasn’t there before and bring a very strong river system and complementary East Coast business into the Sims profile.
If you flip to slide 10, take a look at the diversity in the business, and this is truly a benefit of the combination is where our revenues can be found. Currently Metal Management is as you know purely generating revenues from North America. We look although we should considerable amounts of scrap overseas, we’re principally viewed as a North American company. Upon closing we’ll be truly a global company as we join forces well position to do meet the needs of consumers around the world and of course because of our locations and logistics expertise, we’re going to be very capable of tapping what is the most scrap-rich reservoir in the planet, that is in the U.S.
If you flip to slide 11, talk about revenue or product diversification. It is going to broaden our revenue base. We’re very excited about as I noted earlier, the E-Recycling business and gives us another leg-of-the-stool. For those of who you follow us, you know that Metal Management is ferrous, also very strong in non-ferrous as a neat little aerospace business, and this will give us another leg-of-the-stool. I think critically important is the tremendous financial strength that this transaction will provide for the combined company and its shareholders. This is not a highly levered private equity kind of deal. This is a strategic merger of two great companies that will absolutely have an impeccable balance sheet and revenue and EBITDA and net income performance, and you see that on slide 12.
Question that is often asked and will be asked and is incumbent upon the team in North America to get to in particular is synergies. We’ve taken here on slide 13 is — any time you bring two companies together, there is going to be synergies, and we take — for those of you who know us, we have historically been fairly conservative. We speak to things that we can put our hands on and control, and these synergies are labeled, Tangible Operating Synergies, things we can look at in the universe of ships and waste disposal and rail cars and barges and non-trade purchasing and opportunities for chartering and things like that. Those are the synergies that we can put our hands on today, that we can look at our Board and shareholders and say we can nail these, and obviously we’re hopeful this is an extremely conservative number. We’ll also look for opportunities to drive incremental revenues as these two businesses are together, and I have had an opportunity to witness our two teams work over the past couple of months, and I think we’ve got best-of-breed and there is a tremendous amount of opportunity there.
Management on slide 14. As I noted earlier, I am very grateful to both companies boards for the opportunity to become the combined company CEO, hats off to Jeremy Suttcliffe is a true visionary in our business and really helped put this thing together. My responsibilities will initially be focused on integration of the North American recycling businesses, and Jeremy will be focused on, as I said and have a responsibility and be Chair of U.K., what we call Australia, Asia, in the Sims recycling solutions businesses with a transition to happen over the next 18, 19, 20 months after closing.
What else can we tell you? Listing. If you flip to slide 15, as I noted earlier, the transaction resulting the issuance of ADRs to Metal Management stock holders. Again, the peg will be against 2.05 exchange ratio of the Sims listed ASX shares, and we expect these ADR to trade, as I said on the New York Stock Exchange.

Final Transcript
As I said earlier, the Company will have a dual listing continuing to trade on the Australian Stock Exchange. That’s our entire slide show. I will just say in closing before we open up for Q&A, again, how excited we are about this transaction, and the enormous benefits it will bring to our combined shareholders, our business partners, and particularly our employees. Joining together with Sims, we’re creating truly, truly a global power house. The opportunities ahead of us are tremendous, and I look forward to updating you on our progress. As I said earlier, we’re hopeful the transaction will close at the beginning of calendar 2008 following approval by our shareholders. Now I would happy to take any questions. As I noted earlier Rob Larry our CFO is also on the line to help with any questions and operator I’ll turn over to you for Q&A.
QUESTION AND ANSWER

Operator
(OPERATOR INSTRUCTIONS) Our first question comes from the line of Sal Tharani with Goldman Sachs. Please proceed.

Sal Tharani - Goldman Sachs — Analyst
Good morning, Dan.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
Good morning, Sal.

Sal Tharani - Goldman Sachs — Analyst
Dan, did you guys shop around for this deal? Did you go somewhere else, talk to somebody else, or was this the only company you spoke with?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
As you know, we’re a public company as you heard me say many times. We’re for sale every day of the week. This is a strategic merger of equals, two great companies getting together for the long-term benefit of shareholders, and it is truly a unique opportunity, so this company is — was not on the block per se, two management teams, the two boards, have gotten to know each other well over the past few months, and really felt that there is a very good cultural fit that will result in an enormous amount of value creation.

Sal Tharani - Goldman Sachs — Analyst
And what’s the Mitsui role in this, in Sims’ deal? Can you explain to us.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
It Mitsui is a shareholder of Sims.

Sal Tharani - Goldman Sachs — Analyst
How much do they own?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO

Final Transcript
Before the merger I believe they were at 19.9%.

Sal Tharani - Goldman Sachs — Analyst
Would they continue to own?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
You would have to ask them, but it is my expectation that they would be very important continued shareholder of the Company, that would be my hope as well.

Sal Tharani - Goldman Sachs — Analyst
Would you be ready if somebody comes with a better offer for Metal Management?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
Are you coming, Sal? Is it you?

Sal Tharani - Goldman Sachs — Analyst
No, just wanted to know if you would entertain other offers?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
Our Board has a fiduciary duty, and when our documents are filed and you get a chance to evaluate everything, it will clearly spell out what the rights and obligations of the parties are, and I will leave it at that. Suffice it to say, that this is, as I noted earlier a very unique opportunity. It is time that the scrap industry pulls itself away from the folding table, as Thanksgiving, commodity banquet and joined the adults, and this will be a big step towards that, and long-term we think the value creation is enormous. Don’t forget, Sal, I am a big shareholder myself.

Sal Tharani - Goldman Sachs — Analyst
I understand. Is it also going to benefit you on the buying side, especially in the Northeast where you were competing with them in the same region? Would that be some benefit or is that included in the synergy? Are you not counting that?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
As you listen to me address the synergies earlier why, we focus on things we can control. As you know, the Northeast and in particular is probably one of the most ferocious and competitive markets on the planet, and that is not in that number. That number reflects tangible operating synergies.

Sal Tharani - Goldman Sachs — Analyst
Okay. Lastly, is there any reason your stock is not trading at —

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
We’re working with the NYC to figure out why they have not opened that up, but hopefully it will happen shortly.

Final Transcript

Sal Tharani - Goldman Sachs — Analyst
Thank you.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
Thank you, Sal.

Operator
Our next question comes from the line of John Rogers with D.A. Davidson. Please proceed.

John Rogers - D.A.Davidson — Analyst
Hi. Good morning. Congratulations.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
Hi, John. Thank you.

John Rogers - D.A.Davidson — Analyst
I guess in terms of regulatory approval of the merger, what are the key hurdles there, and is it separate regulatory approvals for the export facilities?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
That’s a good question. As it relates to our shareholders and the shareholder vote, we’ll obviously have to have a registration statement and materials available and recruited by the SEC, and that will take some time. Because of the size of the transaction, we will obviously file appropriate Hart-Scott-Rodino filings, and that will take a little bit of time, and as it relates to certain assets that perhaps we operate, there may be some approvals or restructurings required, but we don’t think it will have a material impact on the business.

John Rogers - D.A.Davidson — Analyst
Sorry, the last things you referred to —

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
It will have a material impact on the business.

John Rogers - D.A.Davidson — Analyst
Those are the export?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
Yes, where there may be some foreign flag, barge issues, a couple barges here and there and that kind of stuff, but nothing we see right now that relative to the magnitude of this deal would cause us a great deal of concern.

Final Transcript

John Rogers - D.A.Davidson — Analyst
Okay. And then second question, are there any significant capital spending plans by Sims that they’ve committed to or —

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
We’ve reviewed with them and spoken with them and spent a lot of time speaking with each other about what our relative goals are, what our CapEx plans are, they have some things they would like to do which I would really label as more expansionary. I think both of us are similarly situated in terms of maintenance, and we’ve gotten to a lot of the work that needed to be done around our plants, not completely done, and I think they’re in the same situation, certainly in the core ferrous and non-ferrous recycling businesses. I think — not I think. I know there are opportunities as it relates to expend capital, be it as it relates to New York City recycling contract or E-Recycling, that the combined company board will review at the appropriate time.

John Rogers - D.A.Davidson — Analyst
Okay. Great. Thanks again.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
Thank you, John.

Operator
Our next question comes from the line of Eric Prouty with Canaccord. Please proceed.

Eric Prouty - Canaccord — Analyst
Thank you. Congratulations on the transaction.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
Thank you, Eric.

Eric Prouty - Canaccord — Analyst
A couple quick questions here. I guess just a bit of a follow-up to the previous ones. Have you guys looked at some of the Sims businesses that I guess will be non-core, not a large portion of revenue overall? You guys have never been in the steel industry. Do you plan on retaining the Sims Steel assets and than also same question on the electronic recycling business?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
I think it is fair to say that while we’ve undertaken enormous amount of work to diligence each other and get comfort, that we’ll take a fresh look at everything as we would as an independent company as they would as an independent company, constantly evaluating your return prospects, and their very return on capital focused another hallmark of sort of complementary culture if you will, so we’ll undertake a review of businesses that continue to generate high returns, and those that don’t. Fortunately right now, I think neither side has a big stable of under performing assets, so we’ll take a fresh look at everything, make determinations going forward. I would not in any way, shape, or form view the E or IT recycling as non-core. I think it is the future, and the obviously by being in Europe and having a legislative kick start to the recycling industry, that type of

Final Transcript
material, they’ve really advanced the ball quite a bit and done a great job, and they’ve got a great team around that business, so I would at this stage look to possibly continuing and not possible — continue to invest and grow that business as opposed to put it into the category of non-core.

Eric Prouty - Canaccord — Analyst
Great. Just one other question. On as far as obviously not a lot of geographic overlap, but maybe especially in the Northeast, any issue with some of the mega shredders coming from each one of you? Is there going to be any overlap there, and any customer overlap you might have here state side?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
I think both of that, us, approached our mega shredder project, and you will have a chance to ask Jeremy tonight our time, morning his time when he does his call, but certainly I think both of us have looked at those projects as efficiency projects, and not market share grabs, so those businesses were intended to replace machines that were near or at the end of their useful life, better technology available, running less shifts and that kind of thing, so we’ll undertake a review, obviously in North America is where we play today, and we’ll take a look at everything as we move forward together as a team.

Eric Prouty - Canaccord — Analyst
Then on the customer side, any customer concentration issues?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
When you speak to customers, do you mean —

Eric Prouty - Canaccord — Analyst
Domestically, just purely domestically, any of the large mini mills here domestically.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
We refer to them as our consumers. Some overlap, I would say. You can’t not trade with New Core if you’re in the states. They are obviously a leader and very strong mini mill company, and there may be a few others regionally, but as you know we’re very strong on the river in the center part of the country, and they are principally an export focused business on the core recycling assets.

Eric Prouty - Canaccord — Analyst
Great, and then just lastly, no impact on the Adam’s JV, I will assume, from this transaction?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
That is correct. We’ll take a look. I mean, the good news is the Adams family is a highly regarded family, run a great business, good culture, good people, and I have had a pleasure of meeting them, and over time, and we look forward to working with them as we move forward.

Eric Prouty - Canaccord — Analyst
Great. Okay. All for me. Thanks. Congratulations.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO

Final Transcript
Thank you again, Eric.

Operator
Our next question comes from the line of Larry Wagner with Bear Stearns. Please proceed.

Larry Wagner - Bear Stearns — Analyst
Hey, guys, first of all, congratulations. It is one heck of on achievement you have done since emerging from bankruptcy when, was it June of 2001, and congratulations.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
Thank you. Appreciate that.

Larry Wagner - Bear Stearns — Analyst
Just a couple questions regarding the merger, one is it lists in our slide that the deal is subject to Metal Management shareholder approvals. Is it not subject to SGM shareholder approvals?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
That is correct.

Larry Wagner - Bear Stearns — Analyst
And I guess the other question would be it says that you will get ADRs, and I guess my question would be do you have a choice in that? Could you receive ordinary shares or is it specifically going to be ADR shares that you will receive? Do shareholders have a choice?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
The way it is currently constructed is that M shareholders currently traded on the New York Stock Exchange would receive a currency that would also trade on the New York Stock Exchange.

Larry Wagner - Bear Stearns — Analyst
Okay. So no choice. Okay. And any other antitrust approvals outside of the U.S.?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
There may be some regulatory approvals in some foreign jurisdictions. I don’t have the list in front of me to be honest with you, Larry.

Larry Wagner - Bear Stearns — Analyst
Thanks, guys. Congratulations again.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO

Final Transcript
Thank you. Appreciate that.

Operator
Our next question comes from the line of Mark Parr with Keybanc Capital Markets. Please proceed.

Mark Parr - Keybanc Capital Markets — Analyst
Thanks very much. Hey, Don, congratulations.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
Thanks, Mark. Appreciate that.

Mark Parr - Keybanc Capital Markets — Analyst
Great work. One thing I was curious, and I haven’t been able to listen in to all of your call, so if this is a redundant call, a apologize, but can you give us a sense of what your combined market share is in North America with Sims and Metal Management?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
Sure. We create a company that as you know in the U.S. we’re running at, 5 to 6 million tons. That includes our non-ferrous tons and our brokerage business, and in north America there are about a 1 million and a 1.5 million tons shy of that, and you really create a business that will have 9, call it 8, 9 million tons divided by a 65 million-ton business.

Mark Parr - Keybanc Capital Markets — Analyst
Okay. As far as the U.S., would this make you a solid number one player?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
We believe it would.

Mark Parr - Keybanc Capital Markets — Analyst
Okay. All right. Terrific. I wish you would listen in on New York instead of giving us ADRs, but at least we still have an opportunity to invest.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
We look forward to having you, Mark. Come on in.

Mark Parr - Keybanc Capital Markets — Analyst
Thank you very much and congratulations again.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO

Final Transcript
Thank you, Mark. We appreciate it.

Operator
(OPERATOR INSTRUCTIONS) Our next question comes from the line of Aldo Mazzaferro with Goldman Sachs. Please proceed.

Aldo Mazzaferro - Goldman Sachs — Analyst
Hi, Dan.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
Hi, Aldo.

Aldo Mazzaferro - Goldman Sachs — Analyst
Congratulations on what seems like a game-changer in the global market anyway. I am just wondering, when you think about the opportunities you’re going to have for export now, all three Sims network, do you think the flow of exports out of the U.S. would be higher in a normal year than they would otherwise be with this merger now?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
I think, look, as you look at our assets, it is safe to say that scrap historically will trade at the best FOB price, and same for the steel commodities you follow as well. That shouldn’t change dramatically today. We have been consistent over time even as export markets have presented better opportunities to always support our important domestic trading partners, guys like New Core and Steel Dynamics and others and would expect to continue to do so. We do expect; however, that based upon Sims’ global reach and their history of some savvy trading and getting to markets that we don’t get to today, that if the opportunity presented itself from an unnatural place, when I say unnatural meaning non-blue water yards that we would maximize that opportunity so long as our partners really didn’t need the scrap. It is similar to the culture we have today, which is just we ensure that we found the right home for our shareholder scrap.

Aldo Mazzaferro - Goldman Sachs — Analyst
I was just asking from the point of view of the sometimes in the scrap markets you get a situation not unlike today where you got softer demand in the U.S. and strong overseas and the prices seem to be able to draw away a lot more scrap. I was just wondering whether that might either put a higher degree of pressure on the scrap market here in the U.S., possibly higher prices relative to the world.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
Scrap is very self-correcting as you know, which is sometimes results in a fair amount of volatility, so there is two pieces. As you noted, one, where is the demand. If there is softer demand here in the states, then scrap should find and flow to the better jurisdiction if you will, and secondly, we have an obligation and a duty to do that for our shareholders.

Aldo Mazzaferro - Goldman Sachs — Analyst
Okay. Final question, Dan, would you say Sims’ best outcome of this is that they are able to grab more supply? Is that what they’re — if you said from Sims point of view, what’s the best thing about this merger?

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO

Final Transcript
I mean, you will have a chance to ask Jeremy and his team about it. I think it is no surprise that remarkably or perhaps unremarkable the U.S. is still the most fertile market even after this deal for growth opportunities.

Aldo Mazzaferro - Goldman Sachs — Analyst
Right.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
And what this deal does is puts a tremendous amount of the combined company capital at work in, as I said earlier the most scrap-rich community on the planet with even with our scale, a lot of work left to be done, and you will have capital here. You will have 60 to 70% of the earnings here. You will have your management team here. Day-to-day that is, and that’s where the opportunities are, and I think they’re making a very smart decision as custodians of their shareholder’s capital to allocate it and put it to work behind a group of guys and gals who have proven it, and you’re really picking best-of-breed, so they bring to the table in North America a tremendous team. Their managers here, and we will have shared responsibilities that we’re working on, but you’re going to create sort of like putting the Yankees and the Mets together.

Aldo Mazzaferro - Goldman Sachs — Analyst
Right.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
Picking the best, and I think that would be a very important rationale. You also secondarily look at our footprint, look at some of the cultural they have that relates to E-Recycling, things we’re just scratching the surface on, community recycling if you will, municipal recycling, exporting the model they have onto to our footprint is additional opportunity. I think if you ask them, that would be very important, a couple of important reasons for doing this deal.

Aldo Mazzaferro - Goldman Sachs — Analyst
That’s great, Dan, and just let me echo the congratulations on your entire tenure at Metal Management, not that it is coming to an end or anything.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
I appreciate that, it is not coming to an end. We’ve got a great group of men and women throughout our company and the S Company, and we look forward to great things from them going forward.

Aldo Mazzaferro - Goldman Sachs — Analyst
Okay. Take care.

Operator
There are no further questions at this time. I would like to turn the call over to Mr. Dienst for closing remarks.

Daniel Dienst - Metal Management, Inc. — Chairman — President — CEO
We want to thank everybody for joining us today. Hopefully some day the New York Stock Exchange reopens our shares for trading, and we’ll find out when, I guess. Really believe this to be a very exciting and [val] game-changing transformational transaction. Want to thank, again, the

Final Transcript
employees of Metal Management for all of their work, and I want to welcome the outstanding hard-working and talented people with Sims into our family and our family into theirs, and once this transaction closes, we’ll be a very, very powerful team, and thanks, everybody, for your interest.

Operator
This concludes the presentation. You may now disconnect and have a great day.

Forward Looking Statements
A number of the matters discussed in this transcript that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies from the merger of Sims Group Limited and Metal Management, Inc., combined operating and financial data, competitive strengths, growth opportunities and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risk and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies in the timeframe expected or at all; the merger may involve unexpected costs or liabilities; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with the consummation of the merger; approval of the merger by the stockholders of Metal Management and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sims’ and Metal Management’s respective reports filed with the Australian Securities Exchange and the United States Securities and Exchange Commission, including Metal Management’s annual report on Form 10-K for the year ended March 31, 2007 and quarterly report on Form 10-Q for the quarter ended June 30, 2007 as such reports may have been amended. This transcript speaks only as of its date, and Metal Management disclaims any duty to update the information herein.
Additional Information and Where to Find It
In connection with the proposed transaction, a registration statement on Form F-4 will be filed with the SEC. METAL MANAGEMENT SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final proxy statement/prospectus will be mailed to shareholders of Metal Management. Investors and security holders will be able to obtain the documents free of charge at the Securities and Exchange Commission’s website, www.sec.gov or from Metal Management Investor Relations at 312-644-8205 or www.mtlm.com.
Participants in Solicitation
Metal Management and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Metal Management’s participants is set forth in the proxy statement dated July 30, 2007 for Metal Management’s 2007 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants in Metal Management in the solicitation of proxies in respect of the merger will be included in the registration statement and proxy statement/prospectus to be filed with the SEC.